COLUMBIA FUNDS SERIES TRUST

50606 Ameriprise Financial Center

Minneapolis, MN 55474

Writer’s Direct Contact

(617) 385-9536

May 23, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Deborah O’Neal-Johnson

Re:	Columbia Funds Series Trust (“CFST”); Registration Nos. 333-89661; 811-09645

Dear Ms. O’Neal-Johnson:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on May 9, 2012 in connection with post-effective amendment no. 102 to the registration statement of CFST, filed with the SEC on March 23, 2012 relating to CFST’s Columbia Masters International Equity Portfolio (the “Fund”).

Comment 1:

The footnotes to the Annual Fund Operating Expenses table indicate that the management fees and other expenses have been restated. Please explain supplementally what necessitated these restatements.

Response to Comment 1: During the fiscal year ended January 31, 2012, the Fund’s custody and bookkeeping fees and expenses changed, resulting in a restatement of the “other fees” to reflect the new fees and expenses. We have not restated the management fees so we have removed the footnote.

Comment 2:

Please confirm that the contractual fee waiver/expense reimbursement agreements described in the Annual Fund Operating Expenses table (i) will be in effect for at least a year after the effective date of the Fund’s registration statement and (ii) will reduce the Fund’s operating expenses. If the arrangements are subject to any recoupment, please describe the provisions of the recoupment.

Response to Comment 2: The expense reimbursement arrangement for the Fund will be in effect for at least a year after the effective date of the Fund’s registration statement and will reduce Fund operating expenses. The expense reimbursement arrangement is not subject to recoupment.

Comment 3:

The description of the contractual expense cap arrangements in a footnote to the Annual Fund Operating Expenses table states that certain fees and expenses are excluded from the calculation of net operating expenses for purposes of implementing the expense cap arrangements. Is the list of excluded fees and expenses identified in the parentheses complete?

Response to Comment 3: The list of excluded fees and expenses identified in the footnote will describe all the excluded fees and expenses. Later in the prospectus, under “Management of the Fund – Primary Service Providers – Expense Reimbursement Arrangements,” we will describe the excluded fees and expenses in greater detail.

Comment 4:

Are the Fund’s investments subject to a limitation with regard to the market capitalization? Consider describing any such limit in the Fund’s prospectuses or disclosing the absence of such limitation.

Response to Comment 4: The Fund is not subject to such limitation. We plan on including the following sentence in the Fund’s principal investment strategies section: Through its investments in the Underlying Funds, the Fund may indirectly invest in companies that have market capitalizations of any size.

Comment 5:

We note the Fund’s prospectuses describe investments in derivative instruments. As such, please review the Fund’s principal investment strategies and principal risks disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response to Comment 5: We have moved the Derivatives Risk to the section of the Principal Risks section relating to direct risks of investing in the Fund and, as described below, we have removed Derivatives Risk – Commodity-Linked Futures Contracts. We believe the description of the Fund’s principal investment strategies and risks relating to investments in derivative instruments conforms to the approach described in the Barry Miller Letter to the ICI.

Comment 6:

Please consider whether Real Estate Investment Trusts Risk and Derivatives Risk – Commodity-Linked Futures Contracts are principal risks.

Response to Comment 6: We believe that Real Estate Investment Trusts Risk is a principal risk. However, upon further consideration, we do not believe Derivatives Risk – Commodity-Linked Futures Contracts is a principal risk and we have removed the risk.

We hope that these responses adequately address your comments. We acknowledge the obligation to file with the SEC Item 2, 3 and 4 disclosure in XBRL format within fifteen business days following the effectiveness of the registration of the Fund. CFST accepts responsibility for the adequacy and accuracy of the disclosure in its registration statement that is the subject of this letter. CFST acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. CFST further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust

2